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                                                              September 1, 2005



BY EDGAR AND FACSIMILE (202-772-9203)

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Jeffrey B. Werbitt, Attorney-Advisor

         RE:      SIERRA PACIFIC RESOURCES
                  SCHEDULE TO-I FILED AUGUST 25, 2005
                  SEC FILE NO. 005-44979

                  REGISTRATION STATEMENT ON FORM S-4
                  FILED AUGUST 24, 2005
                  SEC FILE NO. 333-127128

Ladies and Gentlemen:

         On behalf of Sierra Pacific Resources (the "Company"), we are submitting this letter in response to the comments of the staff (the "Staff") comment letter dated August 30, 2005 (the "Comment Letter") with respect to the Company's Registration Statement on Form S-4 (the "Registration Statement") and the Company's Schedule TO-I (the "Schedule TO"), both of which are referenced above and relate to the Company's offer to pay a cash premium upon the conversion of its $300 million principal amount outstanding 7 1/4% Notes due 2010 (the "Notes") to the Company's common stock. Filed herewith via EDGAR are Amendment No. 2 ("Amendment No. 2") to the Registration Statement and Amendment No. 2 to the Schedule TO.

         The following sets forth the Company's responses to the comments included in the Comment Letter. For ease of reference, your comments are set forth below in bold, followed by the Company's responses. Page references included in the body of the Company's responses are to Amendment No. 2.

SCHEDULE TO-I

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 1. ALTHOUGH WE RECOGNIZE THAT THE COMPANY'S BASIC EARNINGS PER SHARE CALCULATION AND BOOK VALUE PER SHARE ARE ALREADY CALCULATED ON AN AS-CONVERTED BASIS, IT APPEARS THAT THIS TRANSACTION WILL HAVE AN
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Securities and Exchange Commission
September 1, 2005
Page 2

     IMPACT ON YOUR INCOME STATEMENT AND YOUR BALANCE SHEET. IN ADDITION, CONTRARY TO YOUR RESPONSE, IT DOES NOT APPEAR THAT THE CONSIDERATION OFFERED HERE CONSISTS SOLELY OF CASH; THEREFORE, YOU DO NOT MEET THE REQUIREMENTS OF THE SAFE HARBOR IN INSTRUCTION 2 TO ITEM 10 OF SCHEDULE TO. PLEASE REVISE TO PROVIDE PRO FORMA FINANCIAL INFORMATION OR PROVIDE A DETAILED RESPONSE AS TO WHY THE IMPACT ON YOUR INCOME STATEMENT AND THE BALANCE SHEET ARE NOT MATERIAL.

         The Company respectfully refers you to Instruction 2 to Item 10 of Schedule TO which lists a number of factors that are relevant in determining whether pro forma financial statements would be material. The holders of the Notes currently have the right to convert their Notes into Common Stock. If the holders agree to convert their Notes in the Offer, the only consideration that they would be entitled to receive is the Conversion Consideration, which is paid solely in cash. Other than the cash Conversion Consideration, the holders will not receive anything else that they are not already entitled to receive as holders of the Notes. Because the consideration that the holders of the Notes are entitled to receive in the Offer consists solely of cash, the Company believes that it is entitled to rely on Instruction 2 to Item 10 of Schedule TO to support the Company's belief that pro forma financial statements are not material pursuant to Item 1010(b) of Regulation M-A.

         The Company has looked, in part, to SEC Staff Accounting Bulletin 99 for guidance and support for its position in concluding that the impact on our income statement and balance sheet are not material. The Company believes that providing pro forma financial statements would not provide material information to the holders of the Notes, would not be beneficial to their understanding of the transaction, and would not influence their decision with regard to the tender offer. The Company has added a statement in Amendment No. 2 on page 19, indicating that pro forma financial information has not been provided because the Company has determined that such information would not be material to a holder's understanding of the conversion, the Offer, or the effect of the Offer and conversion on the Company's financial statements. A more detailed discussion of the Company's materiality analysis follows.

         Since the $57 million that the holders of the Notes will receive as the Conversion Consideration is a one-time charge and there is no continuing impact on the financial statements, it is not appropriate to include a pro forma income statement adjustment for this transaction (see Regulation S-X, Rule 11-02 (6)). The Conversion Consideration that the holders will receive in connection with the Offer represents the five remaining semi-annual interest payments (approximately $53.5 million) that the holders would receive through February 14, 2008, the earliest date on which the Company could redeem the Notes, and a small additional cash incentive of $3.5 million. Thus, the amount of additional cash received by the holders and paid out by the Company ($3.5 million) in connection with the Offer is immaterial.
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Securities and Exchange Commission
September 1, 2005
Page 3

         Following the requirements for pro formas set forth in Regulation S-X, the Company would reduce its existing interest expense by approximately $21.8 million for the year ended 2004 to reflect the interest expense related to the Notes and an additional reduction of $1.1 million to reflect the reversal of amortization of unamortized debt discount expense associated with the Notes. Consequently, the net after-tax (estimated at 35%) increase to 2004 pro forma net income is approximately $14.9 million, or an increase to earnings per share of $.08 per share.

         For the six-months ended June 30, 2005, the Company would reduce its existing interest expense by approximately $10.8 million to reflect the interest expense related to the Notes and an additional reduction of $.6 million to reflect the reversal of amortization of unamortized debt discount expense associated with the convertible debt. This results in an after-tax effect increase to pro forma net income for the six months ended June 30, 2005 of approximately $7.4 million, or an increase to earnings per share of $.04.

         A pro forma presentation of the Company's balance sheet as of June 30, 2005 will not result in a material change to the Company's capitalization. The transaction will decrease the Company's long-term debt by $240 million and increase Common Stock by approximately $66 million ($1.00 par value multiplied by the number of shares of Common Stock issued upon conversion of the Notes), and increase Other Paid-in Capital by $174 million (representing $240 million minus the amount credited to Common Stock). Thus, Common Shareholder's Equity will increase and Long-Term Debt will decrease, but the Company's total capitalization will remain unchanged.

         Additionally, the pro forma presentation will reflect the impact on equity of the tax-effected conversion payment of $37 million ($57 million less taxes of $20 million), and the unamortized debt discount of $5.4 million associated with the original Notes offering, resulting in a decrease in Common Shareholder's Equity of $42.4 million. Pro forma presentation would also reflect an increase in Long-Term Debt of $89.4 million as a result of the issuance of additional debt on August 10, 2005 to finance the Conversion Consideration and for other general corporate purposes, and $5.4 million of unamortized debt discount associated with the original Notes offering. Consequently, pro forma presentation would reflect an increase of $47 million in Total Capitalization. The Company does not believe this is material, particularly in light of the Company's total Capitalization of approximately $6 billion.

         With respect to the Company's earnings per share (EPS) calculation, the Notes meet the criteria of a participating security in the calculation of basic EPS. The Company adopted EITF 03-6 which requires the "two-class"method to record the effect of participating securities in the computation of basic EPS, and the "if-converted" method in the computation of diluted EPS, if the effect is dilutive. Since the Company already includes the impact of the conversion of the Notes in its basic and diluted EPS, the Company believes that pro forma EPS calculation would not be material to the holders of the Notes
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Securities and Exchange Commission
September 1, 2005
Page 4

         In addition, the Company respectfully directs the Staff to the Company's response to Question 2 below with respect to the nature of the holders to whom this information would be directed and to the economics of the transaction. Because the holders are sophisticated and because of the economics of the transaction as set forth below, the Company believes that it is unlikely that the holders would consider pro forma financial statements material to their understanding of the transaction or particularly useful in their decision to tender Notes pursuant to the Offer.

         Furthermore, the Company believes that the pro forma financials may be misleading because of the requirements for pro forma financial statements as set forth in Article 11 Rule 11-02 of Regulation S-X. The pro forma income statements would only reflect the reversal of interest expense, and not the impact of the conversion payment. This could lead the holders of the Notes to incorrectly conclude that if this transaction had been consummated in either 2004 or 2005, the Company would have increased earnings in 2004 and for the six months ended 2005 - which would be a mischaracterization of the effects of the conversion and Offer.

2. ADVISE US HOW YOU INTEND TO DISSEMINATE THE REVISED OFFER TO PROVIDE SECURITY HOLDERS NOTICE OF THE MATERIAL CHANGES, INCLUDING THE ELIMINATION OF THE FINANCING CONDITION, CHANGES TO THE TAX OPINION DISCLOSURE AND TO PROVIDE PRO FORMA FINANCIAL INFORMATION.

         On August 24, 2005, the Company disseminated a revised Conversion Offer Prospectus to the holders of the Notes (see Amendment No. 1 to the Registration Statement). The revised Conversion Offer Prospectus reflected the elimination of the financing condition as well as changes to the tax opinion disclosure and to the conditions to the Offer in response to Staff's comment letter dated August 16, 2005.

         The Company further informs the Staff that as of 5:00 p.m. New York City time, August 31, 2005, 100% of the Notes have been tendered for conversion pursuant to the Offer. The dealer-managers for the Offer have indicated that they received verbal confirmation that the holders are comprised primarily of institutional holders (mutual funds, hedge funds and asset managers) with 20 accounts holding 98% of the outstanding Notes.

         Upon conversion, the holders will receive 219.1637 shares of the Company's common stock for every $1,000 principal amount of Notes converted. Based upon the $14.58 per share closing price of the Company's common stock on August 31, 2005, the value of the common stock the holders would receive for every $1,000 principal amount of Notes converted is approximately $3,195.41 - more than three times the face amount of the Notes tendered for conversion. Additionally, the holders would receive $180 per $1,000 principal amount of Notes converted for Conversion Consideration plus an additional cash amount equivalent to the amount of interest on the Notes that has accrued since August 14, 2005 up to, but not including, the date of settlement of the Offer.
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Securities and Exchange Commission
September 1, 2005
Page 5

         The Company does not believe that the changes described herein are material to the holders of the Notes or to the holders' decision to tender the Notes for conversion; therefore, the Company has filed Amendment No. 2 but does not intend to "mail" the revised Conversion Offer Prospectus to holders.

FORM S-4

GENERAL CONDITIONS, PAGE 27

3. WE REFER YOU TO PRIOR COMMENT 15. A TENDER OFFER MAY BE CONDITIONED ON A VARIETY OF EVENTS AND CIRCUMSTANCES, PROVIDED THAT THEY ARE NOT WITHIN THE DIRECT OR INDIRECT CONTROL OF THE BIDDER AND ARE DRAFTED WITH SUFFICIENT SPECIFICITY TO ALLOW SECURITY HOLDERS TO OBJECTIVELY VERIFY WHETHER THE CONDITIONS HAVE BEEN SATISFIED. IN THIS REGARD, YOUR CONDITIONS CONTINUE TO LACK A SUBJECTIVE STANDARD BY WHICH THE COMPANY WILL DETERMINE WHETHER THE CONDITION HAS BEEN SATISFIED. ALSO, AS PREVIOUSLY REQUESTED, WHERE APPLICABLE, PROVIDE A MATERIALITY STANDARD. PLEASE REVISE YOUR REGISTRATION STATEMENT ACCORDINGLY.

         In response to the Staff's comment, the Company has revised the disclosure on page 27 to add a reasonableness standard by which the Company will determine whether the condition has occurred.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, PAGE 40

4. WE REFER TO PRIOR COMMENT 18. SINCE YOU ADVISE THAT YOUR COUNSEL CANNOT PROVIDE AN UNEQUIVOCAL OPINION WITH RESPECT TO ALL THE TAX CONSEQUENCES OF THE TRANSACTION, PLEASE CONTINUE TO REVISE THE DISCLOSURE TO SPECIFICALLY DISCLOSE THAT COUNSEL CANNOT OPINE ON THE MATERIAL FEDERAL TAX CONSEQUENCES AND TO DESCRIBE THE DEGREE OF UNCERTAINTY IN THE OPINION. IN DOING SO, CLARIFY WHY COUNSEL BELIEVES THAT THE TRANSACTION "SHOULD" BE TREATED AS DESCRIBED.

         In response to the Staff's comment, the Company has revised the disclosure on page 41 to reduce the assumptions relied on in the tax discussion. With these modifications, the Company believes that the remainder of the discussion clearly states that the discussion constitutes counsel's opinion of the material federal tax consequences of the transaction.

5. WE NOTE FROM PAGE 42 THAT YOU HAVE ADDED THE DISCLAIMER THAT "BENEFICIAL OWNERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX TREATMENT OF THE CONVERSION CONSIDERATION TO THEM" AND THE SIMILAR STATEMENT ON PAGE
     41. SECURITY HOLDERS ARE ENTITLED TO RELY ON THE DISCLOSURE IN YOUR DOCUMENT. REVISE THE DOCUMENT TO ELIMINATE THESE AND ANY SIMILAR DISCLAIMERS.
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Securities and Exchange Commission
September 1, 2005
Page 6

         In response to the Staff's comment, the Company has removed the statement on page 42 and has revised the disclosure on page 41 to narrow the scope of the recommendation to the holders to consult their own tax advisors.

                                   * * * * * *

         Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5043, Andrew J. Hickey at (617) 248-5267, or to Eunice Kim Chapon at (617) 248-5256. Thank you.

                                            Very truly yours,

                                            /s/ William C. Rogers


                                            William C. Rogers

cc:      Michael W. Yackira
         William D. Rogers
         James A. McDaniel, Esq.
         Andrew J. Hickey, Esq.
         Eunice Kim Chapon, Esq.